UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC File Number 001-32472

CUSIP Number 239360100

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2015
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Dawson Geophysical Company
Full Name of Registrant

Not applicable.
Former Name if Applicable

508 West Wall, Suite 800
Address of Principal Executive Office (Street and Number)

Midland, Texas 79701
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant cannot file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 (the “Form 10-Q”) within the prescribed time period due to the continuing post-Merger consolidation of the operations and financial reporting of Legacy Dawson and Legacy TGC, as further described in Part IV below, including delays in connection with the compilation of the information for the preparation of the financial statements and management’s discussion and analysis for the Form 10-Q, which could not be eliminated without unreasonable effort or expense.  The registrant is working diligently to complete the Form 10-Q and expects to file the Form 10-Q within the time period described in Item (b) of Part II of this form.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Christina W. Hagan	(432)	684-3000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed in its Current Report on Form 8-K filed on February 11, 2015, the registrant, which was formerly known as TGC Industries, Inc. (“Legacy TGC”), completed its previously announced strategic business combination with Dawson Operating Company, which was formerly known as Dawson Geophysical Company (“Legacy Dawson”), pursuant to which a wholly-owned subsidiary of Legacy TGC merged with and into Legacy Dawson, with Legacy Dawson continuing after the merger as the surviving entity and a wholly-owned subsidiary of Legacy TGC (the “Merger”). As a result of the Merger, the former shareholders of Legacy Dawson received shares of Legacy TGC common stock representing approximately 66% of the outstanding common shares of the post-merger combined company, and Legacy TGC’s shareholders retained approximately 34% of the outstanding common shares of the post-merger combined company. In connection with the Merger, Legacy Dawson changed its name to “Dawson Operating Company” and Legacy TGC changed its name to “Dawson Geophysical Company.”

The Merger has been accounted for as a reverse acquisition under which Legacy Dawson was considered the accounting acquirer of Legacy TGC. As such, the historical financial statements of Legacy Dawson will be treated as the historical financial statements of the combined company. The combined companies adopted a calendar fiscal year ending December 31. Accordingly, the financial results for the quarter ended March 31, 2015 that will be presented in the Form 10-Q will reflect the operations of Legacy Dawson for the period January 1 through March 31, 2015 and the operations of Legacy TGC for the period February 12 through March 31, 2015. Such results will be compared to the quarterly results for Legacy Dawson for the period January 1 through March 31, 2014, which at the time was the second fiscal quarter of Legacy Dawson’s fiscal year ended September 30, 2014.

Due to the foregoing, the registrant anticipates that there will be significant changes in the results of operations for the period ended March 31, 2015 included in the Form 10-Q from those for the corresponding period of the 2014 fiscal year resulting from the combination of the assets and results of operations of two previously separate companies, thus affecting the comparability of the 2014 and 2015 quarterly results.  The registrant will report a net loss for the March 2015 quarter.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

SIGNATURE

Dawson Geophysical Company has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

DAWSON GEOPHYSICAL COMPANY

Date	May 8, 2015	By	/s/ Christina W. Hagan
Christina W. Hagan
Executive Vice President and Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).